Michael Francis

Akerman LLP

Las Olas Centre II, Suite 1600

350 East Las Olas Boulevard

Fort Lauderdale, FL  33301-2999

T: 305 982 5581

F: 954 463 2224

January 13, 2020

Kathleen Collins, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C.  20549

Re:	Red Violet, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 7, 2019

Form 10-Q for the Quarterly Period Ended September 30, 2019

Filed November 7, 2019

File No. 001-38407

Dear Ms. Collins:

On behalf of Red Violet, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated December 20, 2019, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2018 filed March 7, 2019 and Form 10-Q for the Quarterly Period Ended September 30, 2019 filed November 7, 2019.

Please note for your convenience, we have recited the Staff’s comments in boldface type and provided the Company’s response to the comment immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use and Reconciliation of Non-GAAP Financial Measures, page 26

Risk Factors, page 7

1.

We note your response to our prior comment 2.  Gross margin is defined in the FASB master glossary as the excess of sales over cost of goods sold.  Companies that generate revenue through the use of internally developed software should include amortization of such amounts in cost of goods sold by analogy to ASC 985-20-45-1.  While software companies may elect to exclude amortization and depreciation from their cost of sales on the face of their income statement by reference to SAB Topic 11.B, they must also remove the measure of gross profit from the financial statements to avoid placing undue emphasis on cash flow.  As such, presentation of a gross margin exclusive of amortization and depreciation, either on the income

Kathleen Collins, Accounting Branch Chief

Division of Corporation Finance

Office of Technology

January 13, 2020

statement or in MD&A, is not a GAAP measure. Therefore, as previously requested, please reconcile this measure to the most directly comparable GAAP measure of gross profit, including amortization and depreciation, and include a balanced discussion of gross profit on a GAAP basis.  Also, revise your disclosures to explain in detail how you use this measure and why you believe the measure is useful to investors.  Refer to Item 10(e)(i)(1)(A) and (B) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs. In your response please provide a draft of the revised disclosures.

In response to the Staff’s comment, the Company considered the guidance set forth in Item 10(e)(i)(1)(A) and (B) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs and in previous filings provided a reconciliation of adjusted gross profit to the GAAP measure of revenue, which the Company believed was the most directly comparable financial measure calculated and presented in accordance with GAAP on the Company’s financials.  However, based on the Staff’s comment to reconcile this measure to the most directly comparable GAAP measure of gross profit, including amortization and depreciation, in future filings, to provide additional clarity to the financial statement reader, the Company will provide a balanced discussion of gross profit on a GAAP basis and intends to use the following revised disclosure:

In order to assist readers of our condensed consolidated financial statements in understanding the operating results that management uses to evaluate the business and for financial planning purposes, we present non-GAAP measures of adjusted EBITDA, adjusted gross profit and adjusted gross margin as supplemental measures of our operating performance.  We believe they provide useful information to our investors as they eliminate the impact of certain items that we do not consider indicative of our cash operations and ongoing operating performance. In addition, we use them as an integral part of our internal reporting to measure the performance and operating strength of our business.

We believe adjusted EBITDA, adjusted gross profit and adjusted gross margin are relevant and provide useful information frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies similar to ours and are indicators of the operational strength of our business. We believe adjusted EBITDA eliminates the uneven effect of considerable amounts of non-cash depreciation and amortization, share-based compensation expense and the impact of other non-recurring items, providing useful comparisons versus prior periods or forecasts.  Our adjusted gross profit is a measure used by management in evaluating the business’s current operating performance by excluding the impact of prior historical costs of assets that are expensed systematically and allocated over the estimated useful lives of the assets, which may not be indicative of the current operating activity.  Our adjusted gross profit is calculated by using revenue, less cost of revenue (exclusive of depreciation and amortization).  We believe adjusted gross profit provides useful information to our investors by eliminating the impact of non-cash depreciation and amortization, and specifically the amortization of software developed for internal use, providing a baseline of our core operating results that allow for analyzing trends in our underlying business consistently over multiple periods.  Adjusted gross margin is calculated as adjusted gross profit as a percentage of revenue.

Kathleen Collins, Accounting Branch Chief

Division of Corporation Finance

Office of Technology

January 13, 2020

Adjusted EBITDA, adjusted gross profit and adjusted gross margin are not intended to be performance measures that should be regarded as an alternative to, or more meaningful than, financial measures presented in accordance with GAAP. The way we measure adjusted EBITDA, adjusted gross profit and adjusted gross margin may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.

In addition, the Company intends to provide the following reconciliation of adjusted gross profit to the GAAP measure of gross profit:

The following is a reconciliation of gross profit, the most directly comparable GAAP financial measure, to adjusted gross profit:

Form 10-Q for the Quarterly Period Ended September 30, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 15

2.	We note your response to our prior comment 4. Please revise to disclose how you determine that a user is "unique" and "active" for the purposes of calculating the number of FOREWARN users.

In response to the Staff’s comment, the Company will clarify its definition of a user of FOREWARN as a unique person that has a subscription to use the FOREWARN service as of the last day of the period.  The user either has a subscription to use the service or there is not a subscription (i.e., we have eliminated the concept of active vs. inactive from the revised definition).  In addition, a unique person means that a person can only have one user account.    We will provide additional clarity as to the definition of a FOREWARN user and revise the definition to the following:

The Company defines a user of FOREWARN as a unique person that has a subscription to use the FOREWARN service as of the last day of the period.  A unique person can only have one user account.

Kathleen Collins, Accounting Branch Chief

Division of Corporation Finance

Office of Technology

January 13, 2020

If you have any questions, please call me at 305.982.5581.  Thank You.

Sincerely,

AKERMAN LLP

/s/ Michael Francis

Michael Francis

For the Firm

cc:Rebekah Lindsey, Staff Accountant

United States Securities and Exchange Commission

Derek Dubner, Chief Executive Officer

Red Violet, Inc.

Daniel MacLachlan, Chief Financial Officer

Red Violet, Inc.

Joshua Weingard, Esq. – Corporate Counsel

Red Violet, Inc.

Christina C. Russo, Esq.

Akerman LLP